EXHIBIT 99.1

Renault Trucks Launches New Renault Premium

GOTEBORG, Sweden, Sept. 12, 2005 (PRIMEZONE) -- AB Volvo's subsidiary Renault Trucks today introduced a new version of its truck model for long-haul transportation, the Renault Premium tractor unit. Among other improvements, the new version features a new driveline and chassis.

The new Renault Premium represents another step in the work to renew the Renault Trucks product range. The new Premium is equipped with a new 11-liter engine in power classes up to 440 hp and is designed for a wide range of varying transport needs.

The new 11-liter engine is more efficient and compared with the earlier engine delivers up to 5 percent fuel savings.

Other new features include an automatic Optidriver II transmission, an improved cab, with heavy focus on comfort and enjoyment, as well as a new front-end design.

The first deliveries of the new Renault Premium are scheduled for mid October 2005.

September 12, 2005

For further information, please contact Marten Wikforss, AB Volvo, +46 31 66 11 27, +46 705 59 11 49, or Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59, +33 664 404047

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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